Go-Page Corporation
500 North Rainbow Road, Suite 300,
Las Vegas, Nevada, 89107

Via Edgar

February 12, 2015
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Go-page Corporation

Request to Withdraw Preliminary Schedule 14C (RW)
SEC File Number 000-52766
Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Go-Page Corporation (the " Registrant") hereby requests immediate withdrawal of its  Preliminary Schedule 14C (File No.000-52766 ), which was initially filed with the Securities and Exchange Commission (the "Commission") on October 23, 2014 along with any amendments. (the "Schedule 14C").

The Registrants believes that withdrawal of the Preliminary Schedule 14C is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that any fees paid to the Commission in connection with the filing of the Preliminary Schedule 14C be credited to the Registrants’ account to be offset against the filing fees for any future filings that require filing fees..

It is our understanding that this application for withdrawal of the Preliminary Schedule 14C will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Preliminary Schedule 14C. Please fax a copy of the order to the Registrants’ counsel, Joseph I. Emas at (305) 531-1274 or via email at jiemas@josephiemaspa.com .

 If you have any questions regarding this application for withdrawal, please contact the undersigned at 604-649-0294, or the Company's counsel, Joseph I. Emas at (305) 531-1174.

Very truly yours,

/s/Peter Schulhof
Peter Schulhof, President